Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Tel 215-564-8000 Fax 215-564-8120 www.stradley.com

Fabio Battaglia, Esq.
(215) 564-8077
fbattaglia@stradley.com

March 8, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Keith Gregory, Esquire

Re:	VanEck Funds
File Nos. 811-04297 and 002-97596

Dear Mr. Gregory:

On behalf of the VanEck Funds (the "Registrant"), and the series VanEck NDR Managed Allocation Fund (the "Fund"), included in Post-Effective Amendment No. 137 (the "Amendment") to the Registrant's registration statement on Form N-1A, below you will find the Registrant's response to your request, conveyed on February 24, 2017, for complete fee and expense information for the Fund upon the availability of audited financial information.
The Amendment was filed with the U.S. Securities and Exchange Commission ("SEC") on January 27, 2017, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").
The Registrant intends to file an additional letter, in conjunction with its filing pursuant to Rule 485(b) of the Securities Act, in order to respond to each of the comments conveyed on February 24, 2017.
The response below will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.
General Comments
Please note we reviewed only selected portions of the registration statement, focusing on disclosure regarding sales load variations and share class disclosure.
1.	Comment: Please ensure that complete fee tables are filed via EDGAR correspondence as soon as practical per our earlier comment.

U.S. Securities and Exchange Commission Page 2

Response:  The updated tables are included in Appendix A.
Please do not hesitate to contact me at (215) 564-8077 or Alison M. Fuller at (202) 419-8412, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Fabio Battaglia Fabio Battaglia, Esquire

cc:           Laura Martinez, Esquire
Jonathan R. Simon, Esquire
Cillian M. Lynch, Esquire
Alison M. Fuller, Esquire

APPENDIX A
Class A, I and Y Prospectus

Shareholder Fees
(fees paid directly from your investment)
	Class A	Class I	Class Y
Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%[1]	0.00%	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class I	Class Y
Management Fee	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	2.32%	2.18%	3.35%
Acquired Fund Fees and Expenses (AFFE)	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses	3.60%	3.21%	4.38%
Fee Waivers and Expense Reimbursements[3]	(2.22%)	(2.13%)	(3.25%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements	1.38%	1.08%	1.13%

1 A contingent deferred sales charge for Class A shares of 1.00% for one year applies to redemptions of qualified commissionable shares purchased at or above the $1 million breakpoint level.
2 Other Expenses have been restated to reflect current fees.
3 Van Eck Associates Corporation (the "Adviser") has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.15% for Class A, 0.85% for Class I, and 0.90% for Class Y of the Fund's average daily net assets per year until May 1, 2018. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem all of your shares at the end of these periods or continue to hold them. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. To the extent the Adviser is waiving fees and/or reimbursing expenses, the example assumes that such waiver and/or reimbursement will only be in place through the date noted above. Although your actual expenses may be higher or lower, based on these assumptions, your costs would be:

	Share Status	1 Year	3 Years	5 Years	10 Years
Class A	Sold or Held	$707	$1,420	$2,154	$4,078
Class I	Sold or Held	$110	$789	$1,493	$3,365
Class Y	Sold or Held	$115	$1,031	$1,958	$4,326

Class T Prospectus

Shareholder Fees
(fees paid directly from your investment)
Class T
Maximum Sales Charge (load) imposed on purchases (as a percentage of offering price)	2.50%
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of the net asset value or purchase price)	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class T
Management Fee	0.80%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses[1]	2.36%
Acquired Fund Fees and Expenses (AFFE)[1]	0.23%
Total Annual Fund Operating Expenses	3.64%
Fee Waivers and Expense Reimbursement[2]	(2.26%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements	1.38%

1 Other Expenses and acquired fund fees and expenses are based upon estimated amounts for the current fiscal year.
2 Van Eck Associates Corporation (the "Adviser") has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.15% for Class T shares of the Fund's average daily net assets per year until May 1, 2018. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem all of your shares at the end of these periods or continue to hold them. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. To the extent the Adviser is waiving fees and/or reimbursing expenses, the example assumes that such waiver and/or reimbursement will only be in place through the date noted above. Although your actual expenses may be higher or lower, based on these assumptions, your costs would be:

	Share Status	1 Year	3 Years
Class T	Sold or Held	$387	$1,125